UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Rosetta Stone Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

777780107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 777780107

1)	NAME OF REPORTING PERSON Norwest Equity Partners VIII, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 19,132
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 19,132
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,132
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 777780107

1)	NAME OF REPORTING PERSON Itasca Partners VIII, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 19,132
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 19,132
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,132
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%
12)	TYPE OF REPORTING PERSON PN

13G

CUSIP NO. 777780107

1)	NAME OF REPORTING PERSON Timothy C. DeVries
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 19,132
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 19,132
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,132
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 777780107

1)	NAME OF REPORTING PERSON John E. Lindahl
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 19,132
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 19,132
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,132
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%
12)	TYPE OF REPORTING PERSON IN

13G

CUSIP NO. 777780107

1)	NAME OF REPORTING PERSON John P. Whaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 19,132
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 19,132
(8) SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,132
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .08%
12)	TYPE OF REPORTING PERSON IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1 (a)	Name of Issuer:

Rosetta Stone Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

1919 North Lynn Street, Suite 700

Arlington, VA 22209

Item 2 (a)	Name of Person Filing:

1.	Norwest Equity Partners VIII, LP
2.	Itasca Partners VIII, LLC
3.	Timothy C. DeVries
4.	John E. Lindahl
5.	John P. Whaley

Item 2 (b)	Address of Principal Business Office or, if None, Residence:

1.	Norwest Equity Partners VIII, LP

3600 IDS Center

80 South 8th Street

Minneapolis, MN 55402

2.	Itasca Partners VIII, LLC

3600 IDS Center

80 South 8th Street

Minneapolis, MN 55402

3.	Timothy C. DeVries

c/o Norwest Equity Partners

3600 IDS Center

80 South 8th Street

Minneapolis, MN 55402

4.	John E. Lindahl

c/o Norwest Equity Partners

3600 IDS Center

80 South 8th Street

Minneapolis, MN 55402

5.	John P. Whaley

c/o Norwest Equity Partners

3600 IDS Center

80 South 8th Street

Minneapolis, MN 55402

This statement is filed by Norwest Equity Partners VIII, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners VIII, LP is a Delaware limited partnership, whose general partner is Itasca Partners VIII, LLC. John Lindahl and Timothy DeVries are the managing members and John P. Whaley is managing administrative member of Itasca Partners VIII, LLC.

Item 2 (c)	Citizenship:

1.	Norwest Equity Partners VIII, LP: Delaware
2.	Itasca Partners VIII, LLC: Delaware
3.	Timothy C. DeVries: United States of America
4.	John E. Lindahl: United States of America
5.	John P. Whaley: United States of America

Item 2 (d)	Title of Class of Securities:

Common Stock

Item 2 (e)	CUSIP Number:

777780107

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Equity Partners VIII, LP (“NEP VIII”): At December 31, 2013, NEP VIII owned of record 19,132 shares of Issuer’s common stock (“Common Stock”). This amount represents .08% of the total shares of Common Stock outstanding at this date.

(2) Itasca Partners VIII, LLC (“Itasca VIII”): At December 31, 2013, Itasca VIII may be deemed to have beneficially owned, by virtue of its status as general partner of NEP VIII, 19,132 shares of Common Stock. This amount represents .08% of the total shares of Issuer’s Common Stock outstanding at this date.

(3) Timothy C. DeVries: At December 31, 2013, Timothy C. DeVries may be deemed to have beneficially owned 19,132 shares of Issuer’s Common Stock by virtue of his status as a managing member of Itasca VIII, the general partner of NEP VIII, the record owner of such shares. This amount represents .08% of the total shares of Common Stock outstanding at this date.

(4) John E. Lindahl: At December 31, 2013, John E. Lindahl may be deemed to have beneficially owned 19,132 shares of Issuer’s Common Stock by virtue of his status as a managing member of Itasca VIII, the general partner of NEP VIII, the record owner of such shares. This amount represents .08% of the total shares of Common Stock outstanding at this date.

(5) John P. Whaley: At December 31, 2013, John P. Whaley may be deemed to have beneficially owned 19,132 shares of Issuer’s Common Stock by virtue of his status as a managing administrative member of Itasca VIII, the general partner of NEP VIII, the record owner of such shares. This amount represents .08% of the total shares of Common Stock outstanding at this date.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2014

NORWEST EQUITY PARTNERS VIII, LP

By ITASCA PARTNERS VIII, LLC, as general partner

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Member

AGREEMENT

The undersigned hereby agree that this Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners VIII, LP on its own behalf and on behalf of (a) Itasca Partners VIII, LLC, a Delaware limited liability company, (b) Timothy C. DeVries, (c) John E. Lindahl and (d) John P. Whaley.

Dated: February 13, 2014

Norwest Equity Partners VIII, LP

By Itasca Partners VIII, LLC, as general partner

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Member

Itasca Partners VIII, LLC

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Member

/s/ John P. Whaley
John P. Whaley, as Attorney-in-fact for Timothy C. DeVries

/s/ John P. Whaley
John P. Whaley, as Attorney-in-fact for John E. Lindahl

/s/ John P. Whaley
John P. Whaley